Exhibit 99.1

New Pacific Metals Announces C$35.1 Million Bought Deal Financing

Vancouver, British Columbia - October 14, 2025 - New Pacific Metals Corp. (TSX: NUAG; NYSE American: NEWP) (“New Pacific” or the “Company”) announced today that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 9,900,000 common shares of the Company (the “Common Shares”) at a price of C$3.55 per Common Share, for total gross proceeds of approximately C$35.1 million (approximately US$25.1 million) (the “Offering”). The Company will also grant to the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase up to 1,485,000 additional Common Shares (the “Over-Allotment Shares”). The Over-Allotment Option will be exercisable for a period of 30 days following closing.

Silvercorp Metals Inc. (“Silvercorp”) has indicated its intent to participate in the Offering by subscribing to 2,776,950 Common Shares representing approximately C$9.86 million in gross proceeds (approximately US$7.05 million). Upon completion of the Offering, Silvercorp will own, directly and indirectly, approximately 28.05% of the outstanding Common Shares of the Company assuming the Over-Allotment is not exercised.

The Common Shares will be offered in all of the provinces of Canada, except the province of Québec, by way of a prospectus supplement (the “Supplement”) to the Company’s existing short form base shelf prospectus dated October 3, 2025 (the “Base Shelf Prospectus”) and may also be offered by way of private placement in the United States, pursuant to registration exemptions.

The net proceeds of the Offering will be used for exploration and further development at the Company’s Carangas project and its Silver Sand project, for working capital, and general corporate purposes.

The Offering is expected to close on or about October 21, 2025, and is subject to New Pacific receiving all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the Common Shares having been approved for listing on the NYSE American.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Common Shares being offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States or to or for the account or benefit of U.S. persons, absent registration or an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy Common Shares in any jurisdiction, nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Silvercorp is a related party of the Company for the purposes of National Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“NI 61-101”) and the acquisition by Silvercorp of Common Shares pursuant to the Offering is a related party transaction. The acquisition by Silvercorp of Common Shares pursuant to the Offering is exempt from the valuation and minority approval requirements of NI 61-101 pursuant to he exemptions in Sections 5.5(a) and 5.7(a) of NI 61-101.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia, including the Company’s flagship project, the Silver Sand Silver Project, the Company’s recently discovered Carangas Silver-Gold Project and the Company’s third project, the Silverstrike Silver-Gold Project.

For further information, please contact:

Jalen Yuan, Interim Chief Executive Officer
New Pacific Metals Corp.
1750-1066 Hastings Street, Vancouver, BC V6E 3X1, Canada
E-mail: invest@newpacificmetals.com

Peter Lekich, Director Investor Relations and Corporate Development
New Pacific Metals Corp.
Phone: (604) 633-1368 Ext. 223
1750-1066 Hastings Street, Vancouver, BC V6E 3X1, Canada
E-mail: plekich@newpacificmetals.com

For additional information and to receive company news by e-mail, please register using New Pacific’s website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to, statements regarding: anticipated closing date for the Offering, existing shareholder participation in the Offering, receipt of regulatory approvals for the Offering, the potential exercise of the over-allotment option, and the expected use of proceeds of the Offering.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of public health crisis; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading “Risk Factors” in the Company’s annual information form for the year ended June 30, 2025 and its other public filings. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: public health crisis on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company’s ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with Corporación Minera de Bolivia, the Bolivian state mining corporation, by the Plurinational Legislative Assembly of Bolivia; the ability of the Company’s Bolivian partner to convert the exploration licenses at the Company’s Carangas project to Administrative Mining Contract; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101. Unless otherwise indicated, the technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements adopted by the United States Securities and Exchange Commission.

Accordingly, information contained in this news release containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Additional information relating to the Company, including the Company’s annual information form, can be obtained under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.newpacificmetals.com.